April 1, 2009

Geoffrey Kruczek, Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Mail Stop 3030

Re:	Middle Kingdom Alliance Corp.
Annual Report on Form 10-K
Filed on February 11, 2009
File No. 000-52358

Dear Mr. Kruczek:

On behalf of Middle Kingdom Alliance Corp., a Delaware corporation (“Middle Kingdom”), we hereby file through EDGAR this letter to the staff which indicates our intended responses to the staff’s comments in its letter dated March 23, 2009 related to our annual report on Form 10-K for the year ended December 31, 2008.

As the staff is aware, Middle Kingdom is also presently responding to the staff’s comments on its Form S-4/A (Amendment #3) filed with respect to its proposed business combination with Pypo Digital Company Limited. For that reason Middle Kingdom is, with respect to its Form 10-K, only filing its proposed responses at this time so that it may file a single Form 10-K/A after it is able to also determine whether any of the issues that arise in the review of the Form S-4 require amendment to its Form 10-K.

We welcome any questions you may have about our proposed responses or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 9A(T). Controls and Procedures, page 25

Management’s Annual report on Internal Controls Over Financial Reporting, page 25.

1.	Please tell us the framework used by management to evaluate the effectiveness of the registrant’s internal control over financial reporting as of December 31, 2008. Refer to item 308T(a)(2) of Regulation S-K.

The framework used by management to evaluate the effectiveness of the Middle Kingdom’s internal controls over financial reporting were implemented with reference to the framework as set out by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Middle Kingdom will amend the first paragraph under Item 9A(T) to read as follows (changes in bold):

“As of the end of the fiscal year ended December 31, 2008, our company conducted an evaluation under the supervision and with the participation of our chief executive officer, chief financial officer, and our Secretary & General Counsel of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) and our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act). In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Based on this evaluation, our chief executive officer and chief financial officer concluded that our company’s disclosure controls and procedures are effective and are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.”

Exhibits 31.1 and 31.2

2.	In future filings, please ensure that the text of the exhibits you file pursuant to Item 601(b)(31) of Regulation S-K conforms exactly to the text specified in that item. We note, for example, that paragraph 4(d) in exhibits 31.1 and 31.2 omits the parenthetical required to be included pursuant to Item 601(b)(31).

Middle Kingdom will revise the disclosure in Exhibit 31.1 and 31.2 in future filings to include the omitted parenthetical language making reference to the registrant’s most recent quarter filing as follows:

“4(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and”

Should you have any questions regarding the foregoing, please do not hesitate to contact Ralph V. De Martino at (202) 912-4825 or Cavas S. Pavri at (215) 665-5542.

Sincerely,

/s/ Cozen O’Connor

cc:	David A. Rapaport, Esquire, General Counsel, Middle Kingdom Alliance Corporation

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